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www.lw.com
FIRM / AFFILIATE OFFICES
	Abu Dhabi	Milan
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May 8, 2015	Boston	New Jersey
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CONFIDENTIAL	Düsseldorf	San Diego
	Frankfurt	San Francisco
	Hamburg	Shanghai
Mara L. Ransom, Assistant Director	Hong Kong	Silicon Valley
Jennifer López, Staff Attorney	Houston	Singapore
Jennifer Thompson, Accounting Branch Chief	London	Tokyo
Lisa Sellars, Staff Accountant	Los Angeles	Washington, D.C.
Madrid

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Baozun Inc.

Amendment No. 2 to Registration Statement on Form F-1

File No. 333-203477

Dear Ms. Ransom, Ms. López, Ms. Thompson and Ms. Sellars:

On behalf of our client, Baozun Inc., a company organized under the laws of the Cayman Islands (the “Company”), we enclose herewith for filing via EDGAR with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, Amendment No. 2 (“Amendment No. 2”) to the Company’s Registration Statement on Form F-1 (the “Registration Statement”).

To facilitate the Staff’s review, the Company has separately delivered to the Staff today (a) four courtesy copies of Amendment No. 2, marked to show changes to Amendment No. 1 to the Registration Statement filed with the Commission on May 5, 2015 (the “May 5 Filing”) and (b) four courtesy copies of Amendment No. 2, marked to show changes to the Registration Statement filed with the Commission on April 17, 2015.

The Company has revised the May 5 Filing to include other information and data to reflect new developments since the May 5 Filing as well as generally to update the Registration Statement. The Company notes that it has included the estimated range of the offering price for its initial public offering and related disclosure in the preliminary prospectus which forms part of Amendment No. 2.

May 8, 2015

If you have any questions regarding this letter or Amendment No. 2, please contact the undersigned by phone at +86 21 6101 6018 or via email at karen.yan@lw.com. Questions relating to accounting and auditing matters of the Company may also be directed to Alan Hu of Deloitte Touche Tohmatsu Certified Public Accountants LLP via email at alhu@deloitte.com.cn.

Respectfully submitted,

/s/ Karen M. Yan
Karen M. Yan of LATHAM & WATKINS LLP

Enclosures

cc:	Vincent Wenbin Qiu, Chief Executive Officer, Baozun Inc.

Beck Chen, Chief Financial Officer, Baozun Inc.

Karen M. Yan, Esq., Latham & Watkins LLP

Leiming Chen, Esq., Simpson Thacher & Bartlett LLP

Alan Hu, Deloitte Touche Tohmatsu Certified Public Accountants LLP